Exhibit 4.6

FORM OF PERFORMANCE-BASED

RESTRICTED STOCK UNIT AWARD AGREEMENT

UNDER THE BRIGHTCOVE INC.

2018 INDUCEMENT PLAN

Name of Grantee:

No. of Restricted Stock Units:

Grant Date:

Pursuant to the Brightcove Inc. 2018 Inducement Plan (the “Plan”), Brightcove Inc. (the “Company”) hereby grants an award of the number of Restricted Stock Units listed above (an “Award,” and sometimes referred to as the “Agreement”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.001 per share (the “Stock”) of the Company. This Award is intended to be an inducement award pursuant to Listing Rule 5635(c)(4) of the corporate governance rules of the NASDAQ Stock Market and is being made to the Grantee as an inducement material to the Grantee’s entering into employment with the Company.

1. Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

2. Vesting of Restricted Stock Units. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse and the relevant portion of this Award shall vest as to (i) as to 50% of the Restricted Stock Units immediately upon the determination of the Board or the Compensation Committee of the Board (the “Committee”) that the sum of (x) the Company’s Revenue Growth Rate plus (y) the Company’s Adjusted EBITDA Margin on a Quarterly Calculation Date for a Measurement Period equals or exceeds 30% (the “Rule of 30”), and (ii) as to the remaining 50% of the Restricted Stock Units on the one year anniversary of the date the Board or the Committee makes such determination; provided that the Grantee remains an employee the Company or a Subsidiary through the applicable vesting date as set forth herein. If the Board or the Committee determines that the Rule of 30 equals at least 20% but less than 30% on a Quarterly Calculation Date, then (i) 25% of the Restricted Stock Units shall immediately vest on the date of such determination, and (ii) 25% of the Restricted Stock Units shall vest on the one year anniversary of the date of such determination; provided that the Grantee remains an employee the Company or a Subsidiary through the applicable vesting date as set forth herein. In such case, the remaining 50% of Restricted Stock Units shall only vest if the Board or the Committee determines that the Rule of 30 equals at least 30% on a subsequent Quarterly Calculation Date during the Performance Period, at which point an additional 25% of the Restricted Stock Units will immediately vest (such date, the

“Subsequent Vesting Date”), and the remaining 25% of the Restricted Stock Units will vest on the one year anniversary of the Subsequent Vesting Date; provided that the Grantee remains an employee of the Company or a Subsidiary through the applicable vesting date as set forth herein. The Board or the Committee shall calculate the Rule of 30 following each Quarterly Calculation Date in the Measurement Period based on the Company’s quarterly or annual financial statements filed on a Form 10-Q or Form 10-K, as applicable.

For the avoidance of doubt, if the Board or the Committee determines as of the final Quarterly Calculation Date that the Rule of 30 does not equal at least 20% for any Measurement Period during the Performance Period, all of the Restricted Stock Units shall automatically and without notice terminate and be forfeited as of the final Quarterly Calculation Date in the Performance Period, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.

The Board or Committee shall make the foregoing determinations of whether or not the performance goals have been attained no later than five (5) business days following (i) the actual filing date of the applicable Form 10-Q or Form 10-K or (ii) in the event that the Company does not timely file the applicable Form 10-Q or Form 10-K for reasons unrelated to the preparation of the Company’s financial statements, the due date for the applicable Form 10-Q or Form 10-K.

Notwithstanding the foregoing, (i) in the event that the Grantee’s employment is terminated by the Company without Cause (as defined in the Employment Agreement between the Company and the Grantee, dated [    ], 2018 (the “Employment Agreement”)) or the Grantee terminates his employment for Good Reason (as defined in the Employment Agreement), the vesting of this Award shall be subject to acceleration as set forth in Section 4(b)(ii) of the Employment Agreement and (ii) in the event of a Change in Control, the vesting of this Award shall be subject to acceleration as set forth in Section 5 of the Employment Agreement. In addition, the Administrator may at any time accelerate the vesting schedule specified in this Paragraph 2.

For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Adjusted EBITDA” is defined as the Company’s consolidated net income (loss), excluding stock-based compensation expense, the amortization of acquired intangible assets, merger-related expenses, depreciation expense, costs to exit a facility, executive severance, other income/expense, interest expense and interest income, the provision for income taxes and any other reconciled items as set forth in the Company’s adjusted EBITDA definition furnished in Item 2.02 of Form 8-K during the applicable Measurement Period.

“Adjusted EBITDA Margin” means a percentage equal to (i) the Company’s Adjusted EBITDA for a Measurement Period divided by (ii) the Company’s aggregate revenue for such Measurement Period.

“Comparative Period” means the four (4) quarter period immediately preceding any Measurement Period. By way of illustration, the Comparative Period for the Measurement Period ending September 30, 2018 is the four (4) quarter period ending September 30, 2017.

“Measurement Period” means the four (4) quarter period ending on any Quarterly Calculation Date. By way of illustration, for the September 30, 2018 Quarterly Measurement Date, the Measurement Period is the four (4) quarter period ending September 30, 2018.

“Performance Period” means the four-year period starting on July 1, 2018 and ending on June 30, 2022.

“Quarterly Calculation Date” means last day of each quarter in the Performance Period, with the first Quarterly Calculation Date occurring on September 30, 2018.

“Revenue Growth Rate” means a percentage equal to (i) the Company’s aggregate revenue for a Measurement Period divided by (ii) the Company’s aggregate revenue for the Comparative Period.

3. Termination of Employment. If the Grantee’s employment with the Company and its Subsidiaries terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 above, except as set forth in Section 4(b)(ii) or Section 5 of the Employment Agreement, any Restricted Stock Units that have not vested as of such date shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.

4. Issuance of Shares of Stock. As soon as practicable following each Vesting Date (but in no event later than two and one-half months after the end of the year in which the Vesting Date occurs), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.

5. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Award shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

6. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. The Company shall have the authority to cause the required tax withholding obligation to be satisfied, in whole or in part, by withholding from shares of Stock to be issued to the Grantee a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

7. Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.

8. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

9. Integration. This Agreement and the Employment Agreement constitute the entire agreement between the parties with respect to this Award and supersede all prior agreements and discussions between the parties concerning such subject matter.

10. Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.

11. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

12. Amendment. This Agreement may not be amended, modified or terminated without the written consent of the Executive and the Company.

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BRIGHTCOVE INC.

By:

Title:

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Dated:
Grantee’s Signature

Grantee’s name and

address: